UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42416

Elong Power Holding Limited

(Translation of registrant’s name into English)

Gushan Standard Factory Building Project

Ganzhou New Energy Vehicle Technology City

West Gushan Road and North Xingguang Road

Ganzhou City, Jiangxi Province, 341000, PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Departure of Directors or Certain Officers; Appointment of Directors

On June 20, 2025, Jingdong Qu resigned from his position as Executive Director of Elong Power Holding Limited (the “Company”). Mr. Qu’s resignation was not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On June 23, 2025, the Company’s board of directors appointed Zhaohui Yang as Executive Director, to fill the vacancy left by Mr. Qu’s resignation. The Company has not yet entered into a compensation arrangement with Mr. Yang with respect to his services as Executive Director. The Company will enter into its standard form of indemnification agreement with Mr. Yang.

Mr. Yang has served as the chairman of Beijing Minsheng New Hui Investment Management Co., Ltd. (“New Hui Investment”), an equity investment firm, since September 2014. Mr. Yang’s experience prior to New Hui Investment includes service as President of a private venture investment fund, as Director of Beijing Business Headquarters of Century Securities, as Deputy General Manager of Shandong Hui Zhong Asset Management Co., Ltd., and as a clerk at the Finance Bureau of Zaozhuang City, Shandong Province. Mr. Yang received a master’s degree in political economy from Shandong University and received an EMBA degree from Yangtze Business School. Mr. Yang has more than 30 years of experience in entrepreneurship, management and investment, and is an influential investor in China.

Mr. Yang has not engaged in any transactions with the Company that are required to be reported pursuant to Item 7.B of Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELONG POWER HOLDING LIMITED

Date: June 23, 2025	By:	/s/ Xiaodan Liu
Xiaodan Liu
Chairperson and Chief Executive Officer